Adnexus Therapeutics, Inc.
100 Beaver Street
Waltham, MA 02453
781-891-3745
October 19, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F. Street NW
Washington, D.C. 20549
Attn: Mr. Sebastian Gomez Abero

Re:	Adnexus Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-145602)
Dear Mr. Abero:
     Pursuant to Rule 477(a) and (b) of the Securities Act of 1933, as amended, we hereby request that the Commission consent to the withdrawal of the Registration Statement on Form S-1 of Adnexus Therapeutics, Inc. (Registration No. 333-145602), together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or as soon thereafter as practicable. The Registration Statement was originally filed with the Commission on August 21, 2007.
     We have determined not to pursue the initial public offering to which the Registration Statement relates because we have entered into an Agreement and Plan of Merger with Bristol Myers Squibb Company (“ BMS”) pursuant to which we will become a wholly-owned subsidiary of BMS. We confirm that the Registration Statement has not yet been declared effective by the Commission and further confirm that no securities have been sold pursuant to the Registration Statement.
     Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Adnexus Therapeutics, Inc., 100 Beaver Street, Waltham, MA 02453.
     If you have any questions with respect to this matter, please contact the undersigned or our outside counsel, Susan L. Mazur of Wilmer Cutler Pickering Hale and Dorr, LLP at 781-966-2005.

Very truly yours,
/s/ John D. Mendlein
John D. Mendlein
President and Chief Executive Officer